Mail Stop 4561

July 12, 2006

Mr. Neil Pursell
Chief Financial Officer and Director
Tricell, Inc.
6 Howard Place
Stoke-on-Trent, Staffordshire   ST1 4NQ
United Kingdom

> **Re: Tricell, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed April 18, 2006**
> **File No. 000-50036**

Dear Mr. Pursell:

We have reviewed your response letter dated June 23, 2006 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

1. We have read and reviewed your responses to our comments and your proposed disclosures; we await the filing of your 10-K/A for the fiscal year ended December 31, 2005 and your amended 8-K including the Rule 3-05 financial statements for Ace Telecom.

Item 1 – Business

Discount Internet Supply Channel Limited, page 5

2. We have read your response to comment 1. You state that you made a business decision that you would not pursue a suit for declaratory judgment to judicially rescind the purchase agreement with D-ISC. In this regard, it is still not clear to us why you have not consolidated D-ISC's financial statements since it appears that your business combination has not been legally rescinded. Please explain further.

3. You disclose on page 5 of your filing that you have informed D-ISC that the shares that you issued to them are invalid, not fully paid, and not non-assessable. Notwithstanding comment 2 above, it appears that you may have issued shares in exchange for no value. In this regard, please tell us why you have not incurred an expense equal to the value of the shares that you issued as they appear to be legally outstanding.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 4

4. We note your proposed disclosure that will be included in your Form 10-K/A for the fiscal year ended December 31, 2005; please revise your disclosure to address the following items:
   - You disclose that you improved your gross profit margin in 2005 as compared to your 2004 operations due to your ongoing efforts to reduce your cost of sales and improve economies of scale; however, it appears that your gross profit margin actually decreased from 3.4% in 2004 to 1.1% in 2005. Please revise accordingly.
   - Please expand to include a discussion of the material changes in interest expense and interest income over the three year period.
   - You disclose that the decrease in SG&A expense in 2005 as compared to 2004 was primarily a result of the reduction in bad debt expense. We also note that bad debt expense was $5.5 million in 2004 and zero in 2005. Thus, excluding the decrease related to bad debt expense, your SG&A expense actually increased $3 million, or 38%, in 2005 as compared to 2004. Please provide an explanation for the offsetting increase.
   - Furthermore, exclusive of the $5.5 million increase in bad debt expense, your SG&A expense decreased about $600,000, or 20%, from 2003 to 2004. Please provide an explanation for the offsetting decrease.

Item 8 – Financial Statements and Supplementary Data

Note 2 – Summary of Significant Accounting Policies

5. We have read and reviewed your response to comment 8. Please provide us with a standard contract with a supplier and a customer. We believe that inventory risk and credit risk in this situation are extremely important in determining whether these transactions should be recorded gross versus net. You state in your response that Tricell never takes title to the inventory and if the customer backs out of the deal Tricell is generally able to find another customer or negotiate with the vendor to take the goods back. It appears that these factors point to net reporting and you should revise your financial statements. Also, confirm to us that Tricell always receives the cash from the customer before paying the supplier.

Note 4 – Notes and Loans Receivable, page F-14

6. We have read your response to comment 7. You disclose that you recorded $2.6 million in 2004 to write off the balance of a note due to the company that was deemed uncollectible. You also disclose on page F-14 that the balance of the note was $4.7 million as of March 31, 2004 and that a portion of the receivable, $903,700, was received in September of 2004. In this regard, please tell us how you accounted for the remaining $1.2 million of the note receivable balance that was not included in the write-off or the amount of cash received.

Form 10-Q for the quarter ended March 31, 2006

Item 1 – Financial Statements

Note 8 – Bankruptcy Proceedings, page F-7

7. We note your response to comment 12. You provided us with an analysis of your two liquidated subsidiaries as operating segments as defined in paragraph 10 of SFAS 131. However, paragraphs 41 and 42 of SFAS 144 require that the results of operations of a component of an entity that has either been disposed of or is classified as held for sale be reported as discontinued operations in accordance with paragraph 43 of SFAS 144 if certain criteria are met. SFAS 144 states that, for purposes of this statement only, a component of an entity comprises operations and cash flows that can be clearly distinguished operationally and for financial reporting purposes from the rest of the entity and that a component may be a subsidiary. In this regard, it still appears to us that these liquidated subsidiaries were components as defined by paragraph 41 of SFAS 141 and should have been reported as discontinued operations in your income statement. Please clarify.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief